Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

RECEIVED
2009 MAR -5 A 8:01

25 February 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

[redacted]

09045467

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

SUPPL

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

23 February 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 20 February 2009, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.001%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 20 February 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.016%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

RECEIVED

2009 MAR -5 A 8:01

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

23 February 2009

BY FAX - ORIGINAL IN POST
(61 2 823 233 50)

Macquarie Group Ltd.
No. 1 Martin Place
Sydney, NSW 2000

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 20 February 2009. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 283,418,947 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Christopher Aquino
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Macquarie Group Ltd.
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	20 February 2009
The previous notice was given to the company on	29 January 2009
The previous notice was dated	28 January 2009

The shares reported were owned by accounts under the discretionary investment management of 4 investment management companies (Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Research and Management Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	17,693,755 shares	6.243%	14,634,728 shares	5.1636%

The shares being reported under this section are owned by accounts under the discretionary investment management of 2 investment management companies (Capital International S.A. and Capital Research and Management Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
29 January 2009 Thru 20 February 2009	The Capital Group Companies, Inc.	Disposition of Shares	Average price of 25.1448 AUD	3,059,027 Ordinary Shares	3,059,027

See Annexure A dated 28 January 2009

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 20 February 2009 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo Capacity: Associate Counsel

sign here ________________ date 23 February 2009

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 604 signed by this corporation dated 20 February 2009.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Macquarie Group Ltd.
20 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International S.A.	45415100	1,905	
		1,905	
Capital Research and Management Company	11000006	3,345,500	
	11000007	6,669,500	
	11000016	1,996,000	
	11000034	78,870	
	11000073	805,000	
	11000077	1,612,953	
	11000813	110,000	
	11000834	15,000	
		14,632,823	
GRAND TOTAL		**14,634,728**	**5.16%**

Nominee List

Macquarie Group Ltd.
20 February 2009

Nominee Name

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000006	3,345,500
11000007	6,669,500
11000016	1,996,000

Total Shares: 12,011,000

DBS Nominees Pte. Ltd.
6 Shenton Way
Singapore
0106

11000073	805,000

Total Shares: 805,000

JP Morgan Chase Bank

11000034	78,870
11000834	15,000

Total Shares: 93,870

Westpac Banking Corp

45415100	1,905

Total Shares: 1,905

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000077	1,612,953
11000813	110,000

Total Shares: 1,722,953

END